January 4, 2019

VIA COURIER AND EDGAR

Re: Change Healthcare Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 7, 2018 CIK No. 0001756497

Matthew Crispino, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Crispino:

On behalf of Change Healthcare Inc. (“Change Healthcare”), we hereby transmit via EDGAR for confidential submission with the Securities and Exchange Commission Amendment No. 2 (“Amendment No. 2”) to the above-referenced Draft Registration Statement relating to the offering of shares of its common stock, marked to show changes from Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Statement confidentially submitted on December 7, 2018. The Draft Registration Statement has been revised in response to the Staff’s comments and to reflect certain other changes. Change Healthcare advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. Additionally, we

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have annexed a form of our opinion regarding the validity of the common stock to be filed as Exhibit 5.1 to a subsequent pre-effective amendment. Change Healthcare understands that the Staff requires a reasonable amount of time for review.

In addition, we are providing the following responses to your comment letter, dated December 21, 2018, regarding Amendment No. 1. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2. The responses and information described below are based upon information provided to us by Change Healthcare. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Draft Registration Statement.

Amendment No. 1 to Form S-1 Draft Registration Statement filed December 7, 2018

Risk Factors

“We rely on vendors and other third parties including vendors outside the U.S...,”, page 60

1.

We note your response to prior comment 8. Please revise the discussion of your Amended and Restated Master Services Agreement with Wipro, LLC and Wipro Limited to disclose the size of the termination fee as of 9/30/18.

Change Healthcare has revised pages 60 and 142 to disclose its estimate of the termination fee that the Joint Venture would have been required to pay if it had terminated the Amended and Restated Master Services Agreement with Wipro, LLC and Wipro Limited as of September 30, 2018.

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“If Change Healthcare Inc. were deemed an “investment company” under the Investment Company Act of 1940...,”, page 73

2.

You state that your interests in the Joint Venture are not securities under the test set forth in S.E.C. v. W. J. Howey Co. Please provide support for this assertion. In your analysis, consider Section 2(a)(36) and Section 3(a)(2) of the 1940 Act.

The leading case addressing whether a financial instrument or transaction involves a security is SEC v. W.J. Howey Co.[1] In Howey, the Supreme Court considered the circumstances where a contract constitutes an “investment contract,” and therefore a security under federal securities laws. Howey established a test with three distinct elements: (1) an investment of money; (2) in a common enterprise; (3) on an expectation of profits to be derived solely from the efforts of individuals other than the investor.[2]

Change Healthcare Inc.’s interests in the Joint Venture are not “securities” under the Howey test, nor are they “investment securities” as that term is defined in Section 3(a)(2) of the 1940 Act,[3] because Change Healthcare Inc., as an active and full partner in the Joint Venture, does not hold any expectation of profits to be derived solely from the managerial or entrepreneurial efforts of others.

Courts have held that a joint venture interest generally cannot be an investment contract under the federal securities acts.[4] Where a party has “equal right of control over the property and right to know what is going on,” that party “did not pay his money with the expectation that future profits from the venture would come solely from the efforts of others.”[5]

There are limited circumstances where a joint venture interest can be deemed a security, but none of these are applicable to Change Healthcare Inc.’s interest in the Joint Venture. Courts have held that the following circumstances may result in a joint

[1]	SEC. v. W. J. Howey Co., 328 U.S. 293 (1946).

[2]

While Howey was not interpreting the definition of security found in Section 2(a)(36) of the 1940 Act, courts have held that Howey test is applicable to similar definitions found under other federal statutes, including the 1940 Act. See, e.g., SEC v. Nat’l Presto Indus., Inc., 486 F.3d 305, 310 (7th Cir. 2007).

[3]

Section 3(a)(2) defines “investment security” to mean all securities other than Government securities, securities issued by employees’ securities companies and securities issued by majority-owned subsidiaries of the owner that are neither investment companies nor companies relying on the exception from the definition of investment company in section 3(c)(1) or 3(c)(7) of the 1940 Act (emphasis added). It follows that assets that are not “securities” cannot be “investment securities.”

[4]	See, e.g., Williamson v. Tucker, 645 F.2d 404, 421 (1981).

[5]	Id. quoting Polikoff v. Levy, 204 N.E.2d 807 (1965).

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venture interest being deemed a security: “(1) an agreement among the parties leaves so little power in the hands of the . . . venturer that the arrangement in fact distributes power as would a limited partnership; or (2) the . . . venturer is so inexperienced and unknowledgeable in business affairs that he is incapable of intelligently exercising his partnership or venture powers; or (3) the . . . venturer is so dependent on some unique entrepreneurial or managerial ability of the promoter or manager that he cannot replace the manager of the enterprise or otherwise exercise meaningful . . . venture powers.”[6]

With respect to the first consideration, the governing agreements of the Joint Venture do not limit the rights of Change Healthcare Inc. to participate in the management and control of the Joint Venture to such an extent that its interest would be akin to that of a limited partner or passive shareholder. On the contrary, prior to and immediately following this proposed offering, each of Change Healthcare Inc. and McKesson will have equal representation on the Joint Venture’s board of directors and consent rights that ensure that all major operating, investing and financial activities require the approval of both McKesson and Change Healthcare Inc.

With respect to the second consideration, Change Healthcare Inc., through its officers and directors, is extremely knowledgeable about and actively involved in the business of the Joint Venture. As disclosed in the Draft Registration Statement, all of Change Healthcare Inc.’s executive officers and directors concurrently hold roles as officers and directors of the Joint Venture. Many of Change Healthcare Inc.’s officers and directors were previously members of senior management of the legacy companies that were contributed to the Joint Venture in the Transactions and have significant relevant experience and expertise in the healthcare technology industry.

With respect to the third consideration, Change Healthcare Inc.’s management team is fully capable of “exercising meaningful venture powers.” As described above, Change Healthcare Inc.’s officers and directors serve as executives of the Joint Venture therefore allowing Change Healthcare Inc. to exercise meaningful influence over the Joint Venture. Moreover, the Joint Venture would not cease to exist if McKesson were to lessen its involvement, and, in fact, the governing agreements of the Joint Venture contemplate that McKesson may eventually exit the Joint Venture, as is described in greater detail in “Organizational Structure—Qualified McKesson Exit & Exchanges.” Accordingly, Change Healthcare Inc. cannot be viewed as being incapable of exercising meaningful venture powers or dependent on McKesson with respect to the operation of the Joint Venture.

[6]	Id. at 424.

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For these reasons, we believe that Change Healthcare Inc.’s interests in the Joint Venture are not “securities” and therefore cannot be considered “investment securities” as that term is used in Section 3(a)(2) of the 1940 Act.

3.

You further state that even if your interests in the Joint Venture were deemed to be securities, they would not be investment securities for purposes of Section 3(a)(2) of the 1940 Act because the Joint Venture should be deemed to be a majority owned subsidiary of Change Healthcare Inc. as defined in Section 2(a)(24) of the 1940 Act. Please provide an analysis that supports your conclusion, applying the terms of Sections 2(a)(24), 2(a)(42) and 3(a)(2) of the 1940 Act to the facts of the proposed structure.

As discussed above in response to the Staff’s second comment, we believe Change Healthcare Inc.’s interests in the Joint Venture are not securities. If, however, Change Healthcare Inc.’s interests in the Joint Venture were deemed to be securities, then the Joint Venture would be a majority-owned subsidiary[7] of Change Healthcare Inc. because Change Healthcare Inc. owns 50% of the Joint Venture’s outstanding voting securities and the Joint Venture is not itself an investment company. Section 2(a)(24) of the 1940 Act defines a majority-owned subsidiary as one where the parent owns “50% or more” of its outstanding voting securities, meaning that a parent that owns exactly 50% of the outstanding voting securities of a subsidiary would be entitled to treat that subsidiary as a “majority-owned subsidiary” for purposes of determining its 1940 Act status under Section 3(a)(1)(C).

Change Healthcare Inc. would be deemed to hold 50% of the Joint Venture’s voting securities because the Joint Venture’s governing agreements entitle Change Healthcare Inc. to appoint half of the Joint Venture’s board of directors. Section 2(a)(42) of the 1940 Act defines “voting security” to mean a security allowing its holder to appoint directors, and Section 2(a)(12) of the 1940 Act defines “director” to include any director of a corporation or any person performing similar functions with respect to any organization. In analyzing entities that are not corporations and do not have stock that fits squarely in the definition of “voting security” in the 1940 Act, the SEC has looked at the power to exercise control over how the entity is managed.[8]

The Joint Venture is a Delaware limited liability company that is managed by a board of directors,[9] and therefore the interests that entitle members of the Joint Venture to appoint

[7]

Section 2(a)(24) defines the “majority-owned subsidiary” of a person to mean “a company 50% or more of whose outstanding voting securities are owned by that person or by a company that is a majority-owned subsidiary of that person.” (emphasis added).

[8]	See, e.g., Standish Equity Investments, Inc., SEC No-Action Letter (December 15, 1993), Willkie Farr & Gallagher, SEC No-Action Letter (June 11, 1996).

[9]

Although the SEC has not addressed whether a limited liability company should be treated in the same manner as a corporation or a limited partnership for purposes of determining whether it is majority-owned, in other contexts it has indicated that this determination should be made case-by-case “depending on which form of organization it more closely resembles.” See Div. of Corp. Fin., SEC, Manual of Publicly Available Telephone Interpretations, at R. 1 (July 1997). We believe the board structure of the Joint Venture makes it appropriate to treat the ability to elect these directors as the functional equivalent of the right to elect a director of a traditional corporation.

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the board of directors are the Joint Venture’s voting securities. Notwithstanding that Change Healthcare Inc. holds approximately 30% of the economic interests of the Joint Venture and McKesson holds approximately 70% of such economic interests, the question of control and ownership for purposes of the 1940 Act is determined based on voting securities. The SEC has recognized that the application of ownership and control tests under the 1940 Act may require separating economic interests of the entities in question from ownership of voting (or analogous controlling or managing) interests.[10] Each of McKesson and Change Healthcare Inc.’s respective interests in the Joint Venture entitle the holders to appoint an equal portion of Joint Venture’s board of directors. Accordingly, to the extent that the interests in the Joint Venture were deemed to be securities at all, Change Healthcare Inc. would be deemed to hold voting securities under the 1940 Act.

Further, because McKesson and Change Healthcare Inc. are each entitled to designate exactly half of the total number of directors on the Joint Venture’s board, and no other individuals hold any right to elect directors, Change Healthcare Inc. would own exactly 50% of the Joint Venture’s outstanding voting securities. For these reasons, to the extent that Change Healthcare Inc. is deemed to hold securities of the Joint Venture, we believe the Joint Venture would be a majority-owned subsidiary of Change Healthcare Inc.

Under Section 3(a)(2) of the 1940 Act, securities issued by a majority-owned subsidiary are not investment securities if that majority-owned subsidiary is not an investment company (or relying on the exemptions under 3(c)(1) or 3(c)(7)). The Joint Venture is not an investment company pursuant to Section 3(a)(1)(C) of the 1940 Act because, on an unconsolidated basis, less than 40% of its assets are investment securities.

Given that the Joint Venture is not an investment company pursuant to Section 3(a)(1)(C) and that, to the extent Change Healthcare Inc.’s interests in the Joint Venture are deemed securities at all, the Joint Venture would be a majority-owned subsidiary of Change Healthcare Inc., none of the interests in the Joint Venture held by Change Healthcare Inc. should be deemed investment securities under Section 3(a)(2) of the 1940 Act. As a result, even if Change Healthcare Inc.’s interests in the Joint Venture were deemed to be securities, we believe those interests nonetheless would not be investment securities.

[10]	See, e.g., American Century Companies, Inc./J.P. Morgan & Co. Incorporated, SEC No-Action Letter (December 23, 1997).

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Six Months Ended September 30, 2018 Compared to Six Months Ended September 30, 2017 Technology-enabled Services, page 130

4.

Technology-enabled Services revenue decreased $25.5 million for the six months ended September 30, 2018, compared with the same period in the prior year. You attribute the decrease in revenue to new sales and organic growth offset by customer attrition in the Joint Venture’s physician revenue cycle management and communication and payment services solutions. Revise to expand disclosure of these offsetting amounts and discuss the causes for the attrition and any reasonably likely trends that may materially impact future revenues and results of operations.

Change Healthcare has revised page 130 to disclose and discuss the matters identified in the Staff’s comment.

General

5.

The definition of the term “we” on page ii refers to the combined entity consisting of Change Healthcare, Inc. (the Registrant) together with Change Healthcare LLC (the Joint Venture) and its subsidiaries. However, in various parts of this filing you use the term “we” when referring solely to the Joint Venture, for example in the Management’s Discussion and Analysis section beginning on page 115. Please revise to clarify references to impersonal pronouns and entities in a consistent manner throughout the filing.

Change Healthcare acknowledges the Staff’s comment and has revised the disclosure, including on pages 23, 30, 60, 69-70, 108, 111, 115, 124, 126, 135, 143 and 230-232, to so clarify.

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Exhibit Index, page II-5

6.

We note your response to prior comment 17. Notwithstanding the inclusion of the cautionary statements, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the registration statement not misleading.

Change Healthcare acknowledges that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Draft Registration Statement not misleading, and respectfully advises the Staff that it has carefully considered its disclosures in accordance with this responsibility and believes that this information has been disclosed as required.

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Please do not hesitate to call me at 202-636-5804 or William R. Golden III at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Joshua Ford Bonnie

Joshua Ford Bonnie

cc:	Securities and Exchange Commission

Barbara C. Jacobs

Brittany Ebbert

Craig Wilson

Change Healthcare Inc.

Neil E. de Crescenzo

Fredrik Eliasson

Loretta A. Cecil

Ropes & Gray LLP

Craig E. Marcus

Tara Fisher

ANNEX

[LETTERHEAD OF SIMPSON THACHER & BARTLETT LLP]

                    , 2019

Change Healthcare Inc.

3055 Lebanon Pike, Suite 1000

Nashville, Tennessee 37214

Ladies and Gentlemen:

We have acted as counsel to Change Healthcare Inc., a Delaware corporation (the “Company”), in connection with the Registration Statement on Form S-1 (File No. 333-                ) (as amended, the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the issuance by the Company of an aggregate of                shares of Common Stock, par value $0.001 per share (together with any additional shares of such stock that may be issued by the Company pursuant to Rule 462(b) (as prescribed by the Commission pursuant to the Act) in connection with the offering described in the Registration Statement, the “Shares”).

We have examined the Registration Statement and a form of the Amended and Restated Certificate of Incorporation of the Company (the “Amended Certificate”), which has been filed with the Commission as an exhibit to the Registration Statement. In addition, we have examined, and have relied as to matters of fact upon, originals, or duplicates or certified or conformed copies, of such records, agreements, documents and other instruments and such certificates or comparable documents of public officials and of officers and representatives of the Company and have made such other investigations as we have deemed relevant and necessary in connection with the opinions hereinafter set forth.

Change Healthcare Inc.	-2-	, 2019

In rendering the opinion set forth below, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as duplicates or certified or conformed copies and the authenticity of the originals of such latter documents. We have also assumed that the Amended Certificate is filed with the Secretary of State for the State of Delaware in the form filed with the Commission as an exhibit to the Registration Statement prior to the issuance of any of the Shares.

Based upon the foregoing, and subject to the qualifications, assumptions and limitations stated herein, we are of the opinion that, (1) when the Pricing Committee of the Board of Directors of the Company (the “Pricing Committee”) has taken all necessary corporate action to authorize and approve the issuance of the Shares, (2) when the Amended Certificate has been duly filed with the Secretary of State for the State of Delaware and (3) upon payment and delivery in accordance with the applicable definitive underwriting agreement approved by the Board of Directors of the Company or the Pricing Committee, the Shares will be validly issued, fully paid and nonassessable.

We do not express any opinion herein concerning any law other than the Delaware General Corporation Law.

We hereby consent to the filing of this opinion letter as Exhibit 5.1 to the Registration Statement and to the use of our name under the caption “Legal Matters” in the prospectus included in the Registration Statement.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP